

April 21, 2015

<u>Via E-Mail</u>
Michael Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re: Herbalife Ltd.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 10, 2015**
> **Response Dated February 12, 2015**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your February 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2015 letter.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Business, page 4</u>

<u>Our Network Marketing Program, page 12</u>

1. We note the statement on page 12 that you entered into an agreement with your Members that no material changes adverse to the Members will be made to aspects of your marketing plan without their consent as well as the statement on page 26 that you will not change certain aspects of your marketing plan without the consent of a specified

percentage of your Members. However, we also note the statement in your earnings call for the third quarter of fiscal 2014 that your Member leadership recently voted on several updates to the marketing plan. Where appropriate, please revise your disclosure to reconcile these statements and clarify the role that senior Member leadership plays in making changes to the marketing plan. Please provide us with your proposed disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 48

Financial Results for the year ended December 31, 2014 compared to the year ended December 31, 2013, page 49

2.   You disclose on page 49 that net sales fluctuations are primarily the result of changes in volume, changes in prices, and/or changes in foreign currency translation rates. You disclose the impact of foreign currency translation rates on changes in your net sales between periods in various geographic regions. In future filings, please quantify the incremental impact that (a) changes in volume, (b) changes in prices and (c) changes in foreign currency translation rates had on the overall change between periods in consolidated net sales and the net sales of each reporting segment. Please provide us with your proposed disclosures. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04

Sales by Geographic Region, page 51

3.   We note your revised trend disclosure and response to comment 2. In particular, we note that changes in net sales in various regions were primarily attributed to marketing plan changes. Please revise to disclose the particular changes in your marketing plan which drove net sales and how such changes drove your sales results in each region as well as the timeframe in which the marketing plan changes became effective in the various regions. Please provide us with your proposed disclosures.

Contribution Margin by Reporting Segment, page 50 and Gross Profit, page 55

4.   In future filings, please revise your discussions of contribution margin for each reporting segment and your discussions of gross profit to quantify the incremental impact of changes in foreign currency translation rates, changes in volume, changes in prices and any other material factor(s) identified. Please provide us with your proposed disclosures.

Definitive Proxy Statement on Schedule 14A filed March 10, 2015

Director Qualifications, page 11

5.   We note your response to comment 8 from our letter dated December 2, 2014 and the statement that your investigation of the matters was ongoing. Please provide an updated response as of the most recent practicable date regarding your findings and whether you believe disclosure is required under Item 401(f)(2).

        You may contact Raj Rajan at 202-551-3388 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at 202-551-3657 or James Lopez at 202-551-3536 with any other questions.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining